UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Allego N.V.

(Name of Subject Company (Issuer))

Madeleine Charging B.V.

(Offeror)

Meridiam SAS

(Manager of Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Emmanuel Rotat

Meridiam SAS

4 place de l’Opera 75002

Paris, France

+33 1 53 34 96 96

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Ingles, Esq. Allen Overy Shearman Sterling LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15, 1077 AB Amsterdam, Netherlands +31 20 674 1445

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: Madeleine Charging B.V.
Meridiam SAS
Form or Registration No.: Schedule TO-T	Date Filed: July 3, 2024

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) relates to the tender offer by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”) that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated July 3, 2024 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 1.

Amendments to the Offer to Purchase.

The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The list of exhibits of the Schedule TO is hereby amended and supplemented by adding the following as a new exhibit:

“(d)(4)

Registration Rights Agreement, dated as of March 16, 2022, by and among Company, Spartan Acquisition Sponsor III LLC, Purchaser and E8 Partenaires (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Allego N.V. withthe Securities and Exchange Commission on March 22, 2022)

“(d)(5)	Special Fees Agreement, dated as of December 16, 2020, as amended. *”

2.

The Offer to Purchase is hereby amended and supplemented by amending and supplementing the following language in each place is appears in the Offer to Purchase (new language bolded and underlined; deleted language struck through):

“If the conditions to the Offer set forth in “The Tender Offer—Section 15—Certain Conditions of the Offer” are satisfied or waived (to the extent such waiver is permitted by applicable law) as of the Expiration Time, we will, at or as promptly as practicable (and in any event no later than three business days) following the Expiration Time, accept for payment (the time of acceptance for payment, the “Acceptance Time”) and promptly pay (by delivery of funds to the Depositary) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”).”

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3.

The (i) eleventh paragraph of the cover of the Offer to Purchase, (ii) the second sentence of the second paragraph of responses to question (9) of the section of the Offer to Purchase entitled “Summary Term Sheet”, (iii) the fourth paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Section 1— Terms of the Offer” and (iv) the third paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Section 12— Certain Conditions of the Offer” are hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right ~~at any time~~, in its sole discretion, to waive, in whole or in part, any Offer Conditions and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration (except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction); (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.”

4.

The section of the Offer to Purchase entitled “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is hereby supplemented by adding the following paragraph as a new paragraph immediately following the last paragraph of the section:

“Parent hereby expressly adopts the conclusion and the supporting analysis of the Purchaser regarding the fairness of the Transaction.”

5.

The section of the Offer to Purchase entitled “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is hereby supplemented by adding the following paragraph as a new paragraph following the list of factors that begin in the second paragraph of this section:

“In addition, we believe that the Offer is procedurally fair to Unaffiliated Shareholders, based on the following factors:

•	The terms and conditions of the Transaction Framework Agreement, including the Offer Consideration, resulted from arm’s-length negotiations between the Independent Transaction Committee and Purchaser.

•	The Transactions, including the Offer, was approved by the Board (other than the Recused Directors), including all of the Disinterested Directors.

•	The Independent Transaction Committee were advised by their own competent and experienced independent legal counsels, including Weil, Gotshal & Manges LLP and NautaDutilh N.V.

•

The fact that the Independent Transaction Committee retained and received advice and an opinion from UBS, their independent financial advisor, as to the fairness, from a financial point of view, to Unaffiliated Shareholders of the consideration to be received by such holders in the Offer. A copy of UBS’s fairness opinion, dated June 16, 2024, which was rendered to the Independent Transaction Committee, is attached as Annex B to the Schedule 14D-9.

•

No director of the Company affiliated with Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Independent Transaction Committee and the Board.

•	The Unaffiliated Shareholders will have sufficient time to decide whether or not to tender their Shares since the Offer will remain open for a minimum of 20 business days.

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•

In deciding whether to tender their Shares, the Unaffiliated Shareholders will have the opportunity to consider the Independent Transaction Committee’s and the Board’s (other than the Recused Directors) positions on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

6.

The section of the Offer to Purchase entitled “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is hereby amended and supplemented by amending and supplementing the following factor that appears as the third bullet in the list of factors that begin in the second paragraph of this section (new language bolded and underlined; deleted language struck through):

“In connection with taking the foregoing actions, the Independent Transaction Committee selected and were advised by their own independent advisors, including Weil, Gotshal & Manges LLP and NautaDutilh N.V., their independent legal counsels, and UBS Securities LLC (“UBS”), their independent financial advisor, and UBS delivered to the Independent Transaction Committee a~~. A copy of UBS’s~~ fairness opinion, dated June 16, 2024, ~~which was rendered to the Independent Transaction Committee,~~ a copy of which is attached as Annex B to the Schedule 14D-9.”

7.

The section of the Offer to Purchase entitled “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is hereby amended by deleting the following factors in their entirety from the list of factors that begin in the second paragraph of this section:

•

“The terms and conditions of the Transaction Framework Agreement, including the Offer Consideration, resulted from arm’s-length negotiations between the Independent Transaction Committee and Purchaser.

•

No director of the Company affiliated with Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Independent Transaction Committee and the Board.

•	The Unaffiliated Shareholders will have sufficient time to decide whether or not to tender since the Offer will remain open for a minimum of 20 U.S. business days.

•

In deciding whether to tender their Shares, the Unaffiliated Shareholders will have the opportunity to consider the Independent Transaction Committee and the Board’s (other than the Recused Directors) positions on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

8.

The section of the Offer to Purchase entitled “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is hereby amended and supplemented by adding the following paragraph as a new paragraph following the list of factors that begin in the third paragraph of this section:

“We also considered the $2.38 per Share indication of interest received by the Company from a third party, which was subsequently withdrawn by that third party, and determined that the Offer is fair, despite the higher per Share consideration offered by the third party, based on the following considerations:

•

The third-party proposal was not directly comparable to the Offer as it concerned a potential transaction that implied a squeeze-out of all of the Unaffiliated Shareholders other than E8, whereas the Offer provides all of the Unaffiliated Shareholders with the opportunity to choose whether to liquidate part or all of their investment in the Company by tendering their Shares in the Offer or to remain invested in the Company and participate in its potential future growth following the consummation of the Offer.

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•

The third-party proposal included significant timing and execution risks, including contingencies related to completion of a comprehensive due diligence investigation over an extended period of time, negotiation of a satisfactory co-control structure with Purchaser to be implemented post-closing, and receipt of required merger control. The Offer, conversely, provides a significantly higher degree of timing and execution certainty with minimal conditionality, including no minimum tender, regulatory or third-party approval or material adverse effect conditions to completion.

•

Additionally, the third-party proposal introduced additional risks to the Company, notably the involvement of an investor with significant interests in a competing enterprise, which could potentially compromise the Company’s competitive positioning.

•	Furthermore, the proposed governance structure was more complex, which could have impeded the Company’s operational efficacy and strategic trajectory.

•	Purchaser gave considerable weight to these factors, recognizing that they could have deleterious implications for the Company’s operational agility and long-term strategic effectiveness.”

9.

The section of the Offer to Purchase entitled “Special Factors—Section 4— Related Party Transactions” is hereby amended and supplemented by amending and supplementing the subsection entitled “Prior Investments” as follows (new language bolded and underlined; deleted language struck through):

~~“Prior Investments~~ Agreements with E8

Upon the closing of the Company’s de-SPAC transaction on March 16, 2022 (the “de-SPAC Transaction”), 197,837,067 Shares were issued to Purchaser. Pursuant to an Irrevocable Power of Attorney and Prior Consent Agreement entered into on April 14, 2021, and amended on March 28, 2022, by and between E8 and Purchaser (“E8 POA”), Purchaser obtained the right to direct voting over 41,097,994 Shares directly held by E8 and Purchaser has shared dispositive power over 13,292,132 of such shares. Furthermore, in accordance with the E8 POA, E8 has agreed not to transfer more than ~~13,292,132~~ 27,805,862 Shares held by it before September 30, 2026, without the prior written consent of Purchaser or Parent.

As of the date of this Offer to Purchase, Purchaser owns approximately 72.5% of the outstanding Shares and has the right to direct the voting of an additional approximately 15.1% of the outstanding Shares held by E8.

Under the terms of a Special Fees Agreement, dated December 16, 2020, as amended (the “Special Fees Agreement”), among other things, E8 received 1,221,598 Shares (the “Fee Shares”) as payment in kind (in lieu of payment in cash) in respect of certain fees payable to E8 pursuant to the Special Fees Agreement in consideration for services provided thereunder, with such Fee Shares being valued at $10.00 per Share for purposes of determining the number of Shares necessary to constitute payment in kind of the full amount of the fees so paid. The Fee Shares represent less than 3% of all Shares held by E8. Pursuant to a provision of the Special Fees Agreement, E8 may in the future seek to assert a claim against Purchaser for indemnification in respect of any losses suffered or incurred by E8 resulting from a transfer of the Fee Shares, with such losses calculated as an amount equal to the aggregate difference between the consideration per share received by E8 in such transfer of Fee Shares and an amount equal to $10.00 per Share. It is possible that E8 may assert a claim in respect of this indemnification provision in connection with any tender of Fee Shares it may make in the Offer, but there is no assurance as to whether E8 would make any such claim or whether, if any such claim is made, the Purchaser will acknowledge that such claim is valid or that any amounts are due or payable by Purchaser in respect of such claim under the terms of the Special Fees Agreement, or that any amounts will become due or payable by the Purchaser to E8 pursuant to any such claim.”

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10.

The subsection entitled “Prior Investments” under the section of the Offer to Purchase entitled “Special Factors—Section 4—Related Party Transactions”, which is retitled to “Agreements with E8” pursuant to revision immediately above, are hereby moved to appear after the last paragraph of the section of the Offer to Purchase entitled “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares.”

11.

The section of the Offer to Purchase entitled “Special Factors—Section 4— Related Party Transactions” is hereby amended and supplemented by amending and supplementing the first paragraph of the Subsection entitled “De-SPAC Transaction Registration Rights Agreement” as follows (new language bolded and underlined; deleted language struck through):

“In connection with the closing of the de-SPAC Transaction, the Company, Purchaser, E8~~,~~ and Spartan Acquisition Sponsor III LLC (“Spartan”)~~, and certain other holders of Shares~~ (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 15 business days following the de-SPAC Transaction, it would file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders. The Registration Rights Agreement also provides that in certain circumstances, Reg Rights Holders that hold Shares having an aggregate value of at least $50 million can demand up to three underwritten offerings. Purchaser also has certain demand registration rights. Each of the Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.”

12.

The section of the Offer to Purchase entitled “Special Factors—Section 8—Materials Prepared by the Parent’s Financial Advisors” is hereby amended and supplemented by amending and supplementing the third paragraph of this section (new language bolded and underlined; deleted language struck through):

“In connection with preparing the March 27 Presentation, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other publicly available business and financial information of the Company;

•

reviewed the Purchaser Projections prepared by management of Parent and Purchaser and provided to Morgan Stanley as described in “The Tender Offer—Section 7—Certain Information Concerning Allego—Purchaser Projections”;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of comparable precedent transactions; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.”

13.

The section of the Offer to Purchase entitled “Special Factors—Section 8—Materials Prepared by the Parent’s Financial Advisors” is hereby amended and supplemented by amending and supplementing the fourth paragraph of this section (new language bolded and underlined; deleted language struck through):

“In preparing the March 27 Presentation, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley. With respect to the Purchaser

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Projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Parent and Purchaser of the future financial performance of the Company. Morgan Stanley expressed no view as to such Purchaser Projections or the assumptions on which they were based. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, if any, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Purchaser and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. The March 27 Presentation does not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. The March 27 Presentation was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the March 27 Presentation.”

14.

The section of the Offer to Purchase entitled “Special Factors—Section 8—Materials Prepared by the Parent’s Financial Advisors” is hereby amended and supplemented by deleting the first and second paragraphs under the subsection entitled “Summary of the March 27 Presentation” and adding the following paragraphs as new paragraphs that subsection (new language bolded and underlined; deleted language struck through):

“Summary of the March 27 Presentation

The following description of the material points of analysis of the March 27 Presentation is qualified in its entirety by reference to the March 27 Presentation included as Exhibit (c)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. Such description does not purport to be complete. The Company’s shareholders are encouraged to read carefully the March 27 Presentation in its entirety.

Valuation References

The March 27 Presentation provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by (i) the trading price of the Shares during the 52 weeks ended March 22, 2024 and the volume weighted average price (“VWAP”) of the Shares over the three-month trading period, six-month trading period and twelve-month trading period, in each case, ended March 22, 2024, (ii) published analysts’ price targets, (iii) selected comparable companies, (iv) a precedent transaction and (v) intrinsic valuation, in each case, as further detailed below.

Historical Trading Analysis

The March 27 Presentation provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by:

•	the lowest and highest trading prices of the Shares over the 52-week period ended March 22, 2024 of $0.57 and $3.34, respectively; and

•	the three-month VWAP of the Shares of $0.9, the six-month VWAP of the Shares of $1.3 and the 12-month VWAP of the Shares of $1.9, in each case, for the period ended March 22, 2024.

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Published Analysts’ Price Targets

The March 27 Presentation also provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by two published analysts’ price targets for the Shares (the first dated November 14, 2023 and the second dated March 22, 2024), each of $4.0 per Share.

Selected Comparable Company Analysis

In the March 27 Presentation, Morgan Stanley compared the multiples of asset value to 2024 estimated revenues of three charging-point-operator companies selected by Morgan Stanley, being ChargePoint, Inc., EVgo, Inc. and Fastned B.V., of 1.2x, 2.9x and 4.7x, respectively. These companies were selected because they share similar business characteristics with the Company. Morgan Stanley further conducted a sum-of-the-parts analysis, where it valued charging revenue based on EVgo, Inc. and Fastned B.V., and service revenue based on ChargePoint, Inc.

Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information.

Precedent Transaction Analysis

The March 27 Presentation also provided a comparison of the asset value of the Company (excluding lease liabilities), equity value of the Company, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84 implied by the multiple of asset value over the next twelve-month revenues of a comparable transaction involving a business that Morgan Stanley judged to be similar in certain respects to the Company’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience (Shell’s acquisition of Volta). The multiple of asset value over the next twelve-month revenues of such transaction was 3.2x.

The results from the above analyses are summarized as follows:

Methodology	Implied Asset Value (excluding lease liabilities) ($ billions)	Implied Equity Value ($ billions)	Premium (Discount) to Share Price as of March 22, 2024	Implied Value per Share
Historical Trading Analysis	0.5 - 1.2	0.2 - 0.9	(32%) - 300%	$0.6 -$3.3
Published Analysts’ Price Targets	1.4	1.1	379%	$4.0
Selected Comparable Company Analysis (Charging Point Operator Peers)	0.7 - 1.1	0.4 - 0.8	70% - 264%	$1.4 -$3.0
Selected Comparable Company Analysis (SofTP)	0.7	0.4	85%	$1.5
Precedent Transaction (Shell’s acquisition of Volta)	0.8	0.5	107%	$1.7

Intrinsic valuation

The March 27 Presentation also included a range of intrinsic values of the Shares based on a discounted dividend model and a discounted cash flow model, in each case, using the exit multiple method based solely on the Purchaser’s Projections and assuming no equity injection. For this analysis, Morgan Stanley utilized exit multiples in 2035 ranging from 8.0x to 9.0x, cost of equity ranging from 18.0% to 20.0% and a weighted average cost of capital between 15.5% and 16.5%. The exit multiple range was selected based upon Morgan Stanley’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates, including public company trading multiples.

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The results from this analysis are summarized as follows:

Model	Implied Share Price	Implied Asset Value (excluding lease liabilities) ($ billions)	Implied Equity Value ($ billions)	Premium (Discount) to Share Price as of March 22, 2024
Discounted Dividend Model	$1.4 - $1.9	0.7 - 0.8	0.4 - 0.5	71 - 125%
Discounted Cash Flow Model	$1.2 - $1.7	0.7 - 0.8	0.3 - 0.5	50 - 103%

Analysis based on Share Prices

The March 27 Presentation also included information covering, among other things, a comparison of (a) the market capitalization values, (b) the asset values, (c) the premia over the spot price of the Shares as of March 22, 2024 of $0.84, (d) the premia over the three-month VWAP for the period ended March 22, 2024 of $0.9, six-month VWAP for the period ended March 22, 2024 of $1.3 and twelve-month VWAP for the period ended March 22, 2024 of $1.9, (e) the premia over the highest trading price of the Shares over the six-month and twelve-month trading periods ended March 22, 2024 of $2.6 and $3.3, respectively, and (f) the amount of capital required for acquisitions of 5%, 12%, 15% and 22% of the outstanding Shares, in each case implied by illustrative trading prices of the Shares in the range of $1.2 to $2.5, relative to the results from this comparison as implied by the intrinsic values of the Shares based on the discounted cash flow model and a discounted dividend model described above.

The resulting ranges from this comparison as implied by the intrinsic values of the Shares based on the discounted cash flow model and a discounted dividend model described above are summarized as follows:

	Discounted Cash Flow Model	Discounted Dividend Model
Implied Share Price Range	$1.2 - $1.7	$1.4 - $1.9
Market Cap Range (€ mm)	295 - 418	344 - 467
Asset Value Range (€ mm)	588 - 711	637 - 760
Premium to Spot Range	44% - 104%	68% - 128%
Premium to 3M VWAP Range	33% - 89%	56% - 111%
Premium/(Discount) to 6M VWAP Range	(5%) - 35%	11% - 51%
(Discount) to 12M VWAP Range	(37%) - (11%)	(27%) - (1%)
(Discount) to 6M High Range	(53%) - (33%)	(45%) - (25%)
(Discount) to 12M High Range	(64%) - (49%)	(58%) - (43%)
Capital Required for 5% of Shares Range (€ mm)	15 - 21	17 - 23
Capital Required for 12% of Shares Range (€ mm)	35 - 49	41 - 55
Capital Required for 15% of Shares Range (€ mm)	44 - 63	52 - 70
Capital Required for 22% of Shares Range (€ mm)	65 - 92	75 - 102

15.

The section of the Offer to Purchase entitled “Special Factors—Section 8—Materials Prepared by the Parent’s Financial Advisors” is hereby amended and supplemented by amending and supplementing first paragraph under the subsection entitled “Miscellaneous” as follows (new language bolded and underlined; deleted language struck through):

“In connection with the consideration by Purchaser of the Transactions, Morgan Stanley performed a variety of financial and comparative analyses. The performance of these analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a

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whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses. In addition, Morgan Stanley, and/or Purchaser may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. Certain financial analyses summarized above include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described above must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors reviewed, could create a misleading or incomplete view of the process underlying Morgan Stanley’s financial analyses. Calculations of implied share prices were rounded to the nearest $0.10. Fully diluted share numbers for the Company used above were obtained from the Company’s public filings.”

16.

The section of the Offer to Purchase entitled “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares” is hereby amended and supplemented by amending and supplementing the last sentence of the section as follows (new language bolded and underlined; deleted language struck through):

“All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment, of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering shareholder, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

17.

The section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Allego” is hereby amended and supplemented by adding the following paragraphs immediately following the last paragraph of the section:

“Purchaser Projections. In connection with its consideration of the Transactions, Purchaser and Parent prepared and provided to their financial advisor Morgan Stanley, for its use and reliance in connection with its financial analyses, certain nonpublic financial projections regarding the Company’s future operations, on a standalone basis, excluding the effects of the Transactions and reflecting no new or additional equity financing, for the fiscal years ending December 31, 2024 through December 31, 2035 (collectively, the “Purchaser Projections”). The Purchaser Projections were prepared based solely on publicly available information with respect to Allego, and no internal non-public information or forecasts of Allego were utilized in the preparation of the Purchaser Projections.

The Purchaser Projections were not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), SEC guidelines regarding projections or the guidelines established by the IASB, the American Institute of Certified Public Accountants, the SEC or the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information, but in the view of Purchaser and Parent, such projections were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The Purchaser Projections required significant estimates and assumptions that make them inherently less comparable to the similarly titled IFRS measures in the Company’s historical financial statements.

While presented with numeric specificity, the Purchaser Projections reflect assumptions and estimates that were deemed to be reasonable as of the respective dates on which those assumptions and estimates were made but are inherently uncertain. The Purchaser Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments, including judgments with respect to, among other things, industry performance and competition, general business, economic, regulatory, market and financial conditions, and other

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future events, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC. In addition, the Purchaser Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

There can be no assurance that the results reflected in the Purchaser Projections will be realized or that actual results will not materially vary from those projected. In addition, since the Purchaser Projections are forward-looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Purchaser Projections to be inaccurate include risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form20-F filed with the SEC. The Purchaser Projections also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods, and the Purchaser Projections do not take into account the effect of a failure of the Transactions to occur. Furthermore, some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the Purchaser Projections were prepared and the date such information was made available to Morgan Stanley. In particular, the Purchaser Projections were prepared prior to receiving, and were not modified following receipt of, the Financed Forecast (as defined and described in the Schedule 14D-9) from the Company, or the Company’s financial statements for the fiscal year ended December 31, 2023, filed with the Company’s Annual Report on Form 20-F.

The inclusion of a summary of the Purchaser Projections in this Schedule TO should not be regarded as an indication that Parent or Purchaser or their respective officers, directors, affiliates, advisors or other representatives consider the Purchaser Projections to necessarily be predictive of actual future events, and the Purchaser Projections should not be relied upon as such nor should the information contained in the Purchaser Projections be considered appropriate for other purposes. None of Parent, Purchaser, or any of their respective officers, directors, affiliates, advisors, or other representatives can give you any assurance that actual results will not differ materially from the Purchaser Projections.

Parent and Purchaser are including a summary of the Purchaser Projections below to provide Unaffiliated Shareholders with access to information that Morgan Stanley considered in connection with their preparation of the March 27 Presentation and not in any event to influence the decisions of the holders of Shares as to whether to tender their Shares in the Offer.

In light of the foregoing, readers of this Schedule TO should not place undue, if any, reliance on the Purchaser Projections set forth below, including as part of any decision to tender or withhold from tendering Shares in the Offer, and holders of Shares should review the Company’s most recent SEC filings for a description of the Company’s financial results. Except as may be required by law, Parent and Purchaser disclaim any obligation to update or otherwise revise the Purchaser Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even if any or all of the assumptions underlying such Purchaser Projections are no longer appropriate.

The following section sets forth a summary of the Purchaser Projections. The Purchaser Projections have not been updated or revised to reflect information or results after the date the Purchaser Projections were prepared or as of the date of this Schedule TO.

EBITDA included in the Purchaser Projections is a “non-IFRS financial measure,” which is a financial performance measure that is not calculated in accordance with IFRS. EBITDA was utilized by Morgan

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Stanley in connection with its analyses set forth in the March 27 Presentation and by Purchaser and Parent in connection their consideration of the Transactions. The SEC rules that would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure do not apply to non-IFRS financial measures included in disclosures relating to a proposed business combination transaction such as the Offer if the disclosure is included in a document such as this Schedule TO. In addition, reconciliations of EBITDA were not relied upon by Morgan Stanley for purposes of its analyses set forth in the March 27 Presentation or by the Purchaser or Parent in connection with their consideration of the Transactions. Accordingly, Purchaser and Parent have not provided a reconciliation of EBITDA to the relevant IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and any non-IFRS financial measures as used by Purchaser or Parent with respect to the Company may not be comparable to similarly titled amounts used by other companies. Furthermore, there are certain limitations in non-IFRS financial measures, because they exclude charges and credits that are required to be included in an IFRS presentation. Accordingly, these non-IFRS financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with IFRS.

Purchaser Projections (Euro in millions)

Year	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	155	180	191	206	229	258	283	324	351	375	398	420
EBITDA*	34	57	68	82	103	128	151	190	215	238	259	280
Change in Net Working Capital	(0)	(4)	(5)	(3)	(5)	(7)	(9)	(10)	(12)	(10)	(12)	(11)
Capex	(39)	(45)	(32)	(53)	(72)	(84)	(80)	(89)	(66)	(70)	(66)	(89)

*	EBITDA is defined as net income (loss) before interest expense, taxes, depreciation, amortization and impairments.”

18.

The section of the Offer to Purchase entitled “The Tender Offer—Section 7—Certain Information Concerning Allego” is hereby amended and supplemented by adding the following paragraph as a new paragraph and subsection immediately following the last paragraph of the section:

“Financial Information. Certain financial information relating to Allego is hereby incorporated by reference to the audited financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2023 set forth in “Part III—Item 18. Consolidated Financial Statements” of Allego’s Annual Report on Form 20-F for the fiscal year December 31, 2023, filed with the SEC on May 15, 2024 (the “Allego 2023 Form 20-F”). The reports have been filed with the SEC and may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” above.

ALLEGO SELECTED FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of Allego contained in the Allego 2023 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to the Allego 2023 Form 20-F, and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2022 and December 31, 2023 has been derived from the Company’s audited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

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Selected Consolidated Financial Data

(Euro in thousands, except per share data)

	As of December 31,
	2023	2022
	(Audited)
BALANCE SHEET
Non-Current Assets	327,876	272,399
Current Assets	154,442	165,260
Current Liabilities	119,113	91,678
Non-Current Liabilities	442,527	318,223
Total Shareholders’ Equities	(79,322)	27,758

	For the Year ended December 31,
	2023	2022
	(Audited)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Total revenue from contracts with external customers	145,453	133,900
Gross Profit	36,194	7,245
Operating Loss	(71,969)	(314,976)
Loss for the year	(110,282)	(305,292)
Basic and diluted loss per ordinary share	(0.41)	(1.21)

Net Book Value per Share

The Company’s net book value per Share as of December 31, 2023 was US$(0.33) based on 271,010,790 Shares issued and outstanding as of that date.”

19.

The section of the Offer to Purchase entitled “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent” is hereby amended and supplemented by amending and supplementing the first paragraph of the subsection entitled “Purchaser” as follows (new language bolded and underlined; deleted language struck through):

“Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands whose indirect parent entities are managed by Parent. Purchaser is 100% owned by Opera Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) having its registered office at Zuidplein 126, WTC Toren 1, 15e, 1077XV Amsterdam, the Netherlands and registered with the commercial register (handelsregister) of the Netherlands under registration number 71766308 (“Opera”) which is 9.2% owned by Thoosa Infrastructure Investments S.a.r.l and 90.8% owned by Meridiam EI SAS, a société par actions simplifiée incorporated under the laws of France, with its registered office at 4 place de l’Opéra, 75002 Paris, and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 839 874 583 R.C.S Paris (“Meridiam EI”). Thoosa Infrastructure Investments S.a.r.l is 100% owned by Thoosa Infrastructure Fund SCS, and Meridiam EI is 100% owned by Meridiam Transition FIPS (“Meridiam Transition”)~~, both of which are funds managed by Parent~~. Purchaser, Opera, Thoosa Infrastructure Investments S.a.r.l., Meridiam EI, Thoosa Infrastructure Fund SCS and Meridiam Transition are funds or investment vehicles set up by Parent to hold equity interests in companies acquired by them under the direction of Parent and are under the management of Parent. ~~Purchaser is an external consulting firm.~~ Notwithstanding their direct or indirect holdings of equity interests in Purchaser, none of Opera, Meridiam EI, Thoosa Infrastructure Investments S.a.r.l and Thoosa Infrastructure Fund SCS, and Meridiam Transition FIPS possesses any form of control over the

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Purchaser. Consequently, their influence is limited to the capacity of equity ownership, and they do not engage in active management or decision-making processes with respect to the Purchaser. Parent may therefore be deemed to be the ultimate beneficial owner of all of Shares indirectly held by these entities.”

20.

The section of the Offer to Purchase entitled “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is hereby supplemented by adding the following paragraphs as new paragraphs immediately following the last paragraph of the subsection entitled “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements”:

“Since the provisions of the Transaction Framework Agreement that concern the liquidity arrangements committed by the Purchaser qualify as an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Unaffiliated Private Shareholder, each Unaffiliated Private Shareholder has the right to enforce these arrangements. Any action brought by an Unaffiliated Private Shareholder seeking to enforce these arrangements would be governed by the laws of the Netherlands.

With respect to the Priority Tag Rights described above, if Purchaser or any of its affiliates wishes to sell any of their Shares (such shareholder or shareholders, the “transferring shareholder”), they must first notify the Unaffiliated Private Shareholders by providing a written notice which details (i) the number of Shares being sold, and any other material terms and conditions of the third party sale, (ii) the sale price per Share, (iii) the identity of the prospective buyer, (iv) the option each Unaffiliated Private Shareholder has to direct the transferring shareholder to require that the prospective buyer also buy all the Shares of the Unaffiliated Private Shareholder at the same sale price and on terms no less favorable than the terms and conditions given to the transferring shareholder (the “Tag Shares”), (v) the period, which must be at least twenty business days after receipt of the tag notice, during which recipients of a tag notice may exercise their tag options and (vi) the reasonable best estimate of the date for completion of the sale of any Tag Shares. Thereafter, Unaffiliated Private Shareholders will have a specified period of at least twenty business days to exercise their tag options by notifying the transferring shareholder in writing. Upon exercise of the tag option, the transferring shareholder must reduce the number of Shares they are selling if the third-party buyer intends to purchase fewer Shares than the total offered by both the transferring shareholder and all the tagging shareholders. All tagging shareholders are obligated to transfer their Shares free from any encumbrances and with all attached rights, except for any dividends declared but unpaid before the transfer registration date. The process concerning the Priority Tag Rights is further outlined in the Transaction Framework Agreement.

Prior to December 31, 2027, the Purchaser shall initiate, and, if the liquidity Event takes the form of an initial public offering of the Company Ordinary Shares, the Company shall organize with the Purchaser’s assistance, a liquidity Event, in each case on a best-efforts basis. If any Ordinary Shares can be sold by the Purchaser or its affiliates in such liquidity event, the Unaffiliated Private Shareholders shall have the right to sell all their Company Ordinary Shares (for the same consideration and otherwise under terms and conditions no less favorable than those applicable to the Purchaser or its affiliates in such liquidity event) with priority over the Purchaser and its affiliates. As outlined in the Transaction Framework Agreement, a liquidity event within this context refers to a minority or majority auction sale process of Company Ordinary Shares organized by the Purchaser or its affiliates on a best-efforts basis, or an initial public offering of Company Ordinary Shares following the Delisting organized by the Company with the Purchaser’s assistance on a best-efforts basis.

Purchaser’s commitment to assist the Company in the organization of the auction sales process is multifaceted and Purchaser has confirmed the following undertakings:

•	Purchaser will be readily accessible to engage, if desired, in discussions with Unaffiliated Private Shareholders and potential investors regarding the auction sales process.

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•	Purchaser will facilitate the Company’s direct connection with potential investors within its network, allowing the Company to expand its reach to a wider investor base.

•	Purchaser, along with its representatives on the Board, will abstain from making public statements or engaging in any actions that could negatively impact the sales process.”

21.

The section of the Offer to Purchase entitled “The Tender Offer—Section 12— The Transaction Framework Agreement; Other Agreements” is hereby supplemented by adding the following paragraph at the end of the subsection entitled “Board Composition”:

“In addition, pursuant to the Transaction Framework Agreement, Purchaser agreed to exercise, and to cause its affiliates to exercise, the voting rights attached to the Shares held by Purchaser and its affiliates to be cast (a) in favor of any resolution of the Company’s general meeting that would be required to cause the Board composition to be compliant with the above requirements; and (b) against any resolution of the Company’s general meeting that would cause the Board composition not to be compliant with the above requirements.”

22.

The section of the Offer to Purchase entitled “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is hereby amended and supplemented by amending and supplementing the last paragraph of the subsection entitled “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements” as follows (new language bolded and underlined; deleted language struck through):

“If, prior to December 31, 2029, Purchaser or any of its affiliates sells or transfers (directly or indirectly, in a single transaction or a series of transactions, subject to certain exceptions) all or substantially all of its shareholding in, or all or substantially all of the assets of, the Company and its subsidiaries to one or more unaffiliated third parties when any Shares continue to be held by Unaffiliated Private Shareholders (other than in connection with a third party financing source enforcing a lien on Shares held by Purchaser or the relevant affiliate), Purchaser has agreed to procure that either: (a) such acquirer(s) shall, prior to such sale or transfer, commit to comply with corporate governance provisions and post-delisting covenants specified in the Transaction Framework Agreement and described in the sections “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—Board Composition”, “—Post-Delisting Strategy and Business Plan”, “—Post-Delisting Unaffiliated Private Shareholders Protective Arrangements” and “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements”, as if it were Purchaser, until the earlier of (I) December 31, 2029 and (II) the Company ceasing to have Shares held by Unaffiliated Shareholders; or (b) the Priority Tag Rights will be applied with a tag sale price that is no less than an amount that provides each tagging shareholder with a minimum IRR of 15% on US$1.70 per Share, calculated from the consummation of the Offer.”

23.

The section of the Offer to Purchase entitled “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is hereby amended and supplemented by amending and supplementing the first paragraph of the subsection entitled “Effect of Termination” as follows (new language bolded and underlined; deleted language struck through):

“Effect of Termination. In the event of a valid termination of the Transaction Framework Agreement by any of the Parties, the Transaction Framework Agreement will have no further force or effect, other than ~~certain~~ the provisions related to termination of the Transaction Framework Agreement, confidentiality and public announcements, and certain of the customary miscellaneous provisions, including those dealing with assignment, costs, notices, governing law and forum, and the definitions used therein, which shall survive such termination, and no party thereto will have any liability thereunder following such termination, except that the termination of the Transaction Framework Agreement will not relieve any party to the agreement from any liability arising out of any fraud (bedrog) by such party of any of its obligations, agreements and covenants under the Transaction Framework Agreement prior to such termination.”

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24.

The section of the Offer to Purchase entitled “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” is hereby amended and supplemented by adding the following paragraph as a new paragraph and subsection immediately following the last paragraph of the section:

“Buy-Out Procedure. Dutch law provides that a shareholder who holds at least 95% of the Company’s issued share capital for his or her own account, alone or together with a group, may initiate proceedings against the Company’s other shareholders jointly to acquire their Shares. The proceedings are held before the Enterprise Court of the Amsterdam Court of Appeal, or the Enterprise Court (Ondernemingskamer). The Enterprise Court may rule in favor of the claim to buy out the Company’s other shareholders and will determine the price to be paid for the Shares, if, necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value to be paid for the Shares of the other shareholders (with statutory interest accruing from the date of the price determination by the Enterprise Court until the relevant Shares are transferred to the acquiring shareholder). Once the order to transfer becomes final before the Enterprise Court, the shareholder acquiring the Shares shall give written notice of the date and place of payment and the price to the holders of the Shares whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring shareholder, such shareholder is required to publish the same in a daily newspaper with a national circulation in the Netherlands. Purchaser does not intend to (alone or together with another person or persons) initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares in the Offer.”

25.

The section of the Offer to Purchase entitled “The Tender Offer—Section 15—Certain Conditions of the Offer” is hereby amended and supplemented by amending and supplementing the last paragraph of the section as follows (new language bolded and underlined; deleted language struck through):

“The Offer Conditions are in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time; provided that, in the event that one or more of the events described above occurs and it implicates an Offer Condition, Purchaser and Parent will notify all holders of Shares as promptly as practicable of our determination to either: (i) waive the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.” In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.”

26.

The section of the Offer to Purchase entitled “The Tender Offer—Section 18—Miscellaneous” is hereby amended by deleting in its entirety, the subsection with the heading “Offer Restriction”, except for the first two paragraphs thereof, and the subsection with the heading “Certifications as to Restrictions” to read as follows:

“Offer Restrictions

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders of the Company in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to shareholders of the Company in such jurisdiction in compliance with applicable law. In those jurisdictions where applicable law require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or

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made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Other Filings

Parent and Purchaser have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Parent, Purchaser and the Company have jointly filed the Schedule 13E-3 pursuant to the Exchange Act, and may file amendments thereto. A copy of Schedule TO and Schedule 13E-3, and any amendments thereto, may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent.” In addition, the Company has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the Company Support and furnishing certain additional related information. The Schedule TO, the jointly filed Schedule 13E-3 and the Company’s Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent.” This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this Offer to Purchase.”

Amendments to the Letter of Transmittal.

The Letter of Transmittal (and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in such Letter of Transmittal) are hereby amended and supplemented as follows:

1.

The section of the Letter of Transmittal entitled “Instructions—2. Delivery of Letter of Transmittal or Book-Entry Confirmations” is hereby amended and supplemented by amending and supplementing the last paragraph of the section as follows (new language bolded and underlined; deleted language struck through):

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of the tender of any Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents, will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary) which determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

Amendments to the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

The Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in such Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees) are hereby amended and supplemented as follows:

1.

The second paragraph of the section of the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees entitled “Instruction Form” is hereby amended and supplemented by amending and supplementing the last paragraph of the section as follows (new language bolded and underlined; deleted language struck through):

“The undersigned understands and acknowledges that all questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Jointly Authorized Director A

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name: Johannes Hendrikus Maria Duijndam
Title: Jointly Authorized Director B

Meridiam SAS

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Executive Director

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